Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-20

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

October 14, 2008

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Laura Nicholson

Dear Sirs/Mesdames:

Nord Resources Corporation
Form SB-2 filed October 19, 2007, as amended
on November 26, 2007, December 17, 2007 and
October 6, 2008 (the “Registration Statement”)
SEC File No. 333-146813

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) with respect to the Registration Statement.

The Company has caused Post Effective Amendment No. 2 to the Registration Statement to be filed with the United States Securities and Exchange Commission (the “Commission”) via the EDGAR system on Form S-1 (the “Amendment”). We enclose with this letter two copies of the Amendment, plus two copies of the document redlined to show the changes from the previous filing.

The Company has caused the Amendment to be filed for the purposes of:

1.

deregistering a total of 450,000 shares of common stock, par value $0.01 per share, that were issuable upon the exercise of common stock purchase warrants held by Auramet Trading, LLC and Nedbank Limited (“Nedbank”), two of the selling stockholders named in the Registration Statement, which expired without being exercised at 5:00 p.m. (Central time) on September 30, 2008; and

2.	substituting N.B.S.A. Limited for Nedbank as a selling stockholder.

The Company has also made certain clarifying changes to the selling stockholder table, and the notes thereto, at pages 20 – 26; in the case of Sean Harvey, one of the selling stockholders, the table has been revised to include in his holdings that do not form part of the offering: (a) 100,000 shares issuable upon exercise of stock options issued to Mr. Harvey in his capacity as a director that were inadvertently omitted previously, and (b) an additional 150,000 shares purchased by Mr. Harvey on September 19, 2008 over the facilities of the Toronto Stock Exchange.

In addition, the Company has added certain introductory language to the Plan of Distribution on page 26 which it believes may assist the reader by identifying the Toronto Stock Exchange and the OTC Bulletin Board as the markets on which the Company’s common stock is traded.

We trust that you find the foregoing to be in order. If you require further information or have any questions, please contact the undersigned at (604) 691-7493.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono* for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/ Encls.

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA
Chuck McLane, CPA

cc:	Nord Resources Corporation
	Attention:	Erland A. Anderson
John T. Perry

cc:	Bikerman Engineering & Technology Associates, Inc.
	Attention:	David Bikerman